UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Change in Composition of Board Committees

On November 28, 2023, the board of directors (the “Board”) of Tuya Inc. (the “Company”) approved the resignation of Mr. Meng Xiong Kuok (alias GUO Mengxiong) from each of the compensation committee and the corporate governance committee of the Board to better serve as a member of the audit committee and nomination committee of the Board, effective on November 28, 2023. His resignation from each of these committees of the Board was not the result of any dispute or disagreement with the Company on any matter relating to Company’s operations, policies or practices. On the same date, the Board approved the appointment of Mr. Pak Tung Jason Yip as a member of each of the compensation committee and the corporate governance committee of the Board, effective on November 28, 2023. The Company has determined that Mr. Pak Tung Jason Yip meets the applicable requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

After the changes described above and effective from November 28, 2023,

•	the Board will consist of eight directors, including four independent directors within the meaning of Section 303A of the NYSE Listed Company Manual, namely Mr. Sidney Xuande Huang, Mr. Changheng Qiu, Mr. Meng Xiong Kuok (alias GUO Mengxiong) and Mr. Pak Tung Jason Yip; and

•	the Board will have (i) an audit committee consisting of Mr. Sidney Xuande Huang, Mr. Meng Xiong Kuok (alias GUO Mengxiong) and Mr. Pak Tung Jason Yip, chaired by Mr. Sidney Xuande Huang; (ii) a compensation committee consisting of Mr. Changheng Qiu, Mr. Xueji (Jerry) Wang and Mr. Pak Tung Jason Yip, chaired by Mr. Changheng Qiu; (iii) a nomination committee consisting of Mr. Changheng Qiu, Mr. Meng Xiong Kuok (alias GUO Mengxiong) and Mr. Liaohan (Leo) Chen, chaired by Mr. Changheng Qiu; and (iv) a corporate governance committee consisting of Mr. Changheng Qiu and Mr. Pak Tung Jason Yip, chaired by Mr. Changheng Qiu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: November 28, 2023

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